Issuer Free Writing Prospectus

Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement Nos. 333-122925 and 333-122925-01;
333-132370 and 333-132370-01

SELECT EQUITY INDEXED NOTES	SEQUINSsm
A Growth and Income Investment Opportunity

The issuers have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offerings to which this communication relates. Before you invest, you should read the prospectus in the applicable registration statement and the other documents the issuers have filed with the SEC for more complete information about the issuers and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus by calling toll-free 1-877-858-5407.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

Securities transactions are through Smith Barney, Citicorp Investment Services (“CIS”) or third party broker dealers. CIS is a member of NASD/SIPC and an affiliate of Citibank. Smith Barney is a division of Citigroup Global Markets Inc., which is a member of NASD/SIPC.

SEQUINS: A Growth and Income Investment Opportunity

History has proven that the stock market has offered both generous rewards and significant risks to long-term investors who were willing to meet its challenges. Those investors who also require current income, however, may find that stock market investing falls short of fully meeting their short-term cash flow needs.

Smith Barney has created an investment vehicle that combines the growth potential of stocks with current income – SEQUINS (Select EQUity Indexed NoteS). SEQUINS provide the potential for capital appreciation, up to a call price, based on the performance of a specific Underlying Stock. In addition, SEQUINS pay a yield, based on the issue price, that is greater than the Underlying Stock’s current dividend yield (e.g., 7.5% versus 0%). In exchange for receiving the relatively high current yield, the opportunity for capital appreciation in the SEQUINS will be limited to the prevailing call price. However, if the SEQUINS are called by the issuer prior to maturity, then SEQUINS investors will receive an annualized return, inclusive of coupons received, in excess of the stated coupon on the SEQUINS.

HOW SEQUINS WORK

SEQUINS are equity-linked debt securities issued by Citigroup Funding Inc. at a relatively low principal amount (e.g., $10 per share). SEQUINS typically have a maturity of one to two years, pay a fixed quarterly coupon greater than the divided yield of the Underlying Stock, and offer a limited opportunity for appreciation. Regardless of the stated maturity of a SEQUINS offering, the securities are callable by the issuer at any time during the second half of their term. If called by the issuer, SEQUINS will return a fixed annualized return (e.g., 12%), inclusive of any coupons previously paid. If not called, SEQUINS will return a fixed number of shares of the Underlying Stock per SEQUINS at maturity regardless of the price of the Underlying Stock at that time. The fixed number of shares of the Underlying Stock per SEQUINS which may be delivered at maturity is set at issuance calculated by dividing the issue price of $10.00 per each SEQUINS by the initial stock price. SEQUINS are not principal protected. The SEQUINS are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the SEQUINS are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The SEQUINS will rank equally with all other unsecured and subordinated debt of Citigroup Funding, and the guarantee of payments, if any, due under the SEQUINS will rank equally with all other unsecured and unsubordinated debt of Citigroup.

A SAMPLE SEQUINS OFFERING

Issuer:	Citigroup Funding Inc. (“CFI”)
Guarantee:	Payments due on the SEQUINS are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company
Principal Protection:	None
Security:	7.5% SEQUINS based on XYZ Company
Issue Date:	February 17, 2004
Maturity Date:	February 18, 2005
Underlying Stock:	XYZ
Initial Share Price:	$40.00
Issue Price:	$10.00
Coupon:	7.5% per annum, paid quarterly
Call Feature:	Callable by the Issuer on any business day beginning November 17, 2005
Call Price:	For each call date, a price that, together with all other payments made on the SEQUINS from the Issue Date to and including the call date, will provide an annualized yield to call of 12% per annum (compounded annually)
Call Notice:	The Issuer must give notice of a call at least 3 business days prior to the call date
Payment at Maturity:	If not called prior to the Maturity Date, for each SEQUINS, investors receive 0.25 shares of the Underlying Stock per each SEQUINS
Listing:	The American Stock Exchange
Fees & Conflicts:	Citigroup Global Markets and its affiliates involved in the offering are expected to receive compensation for activities and services provided in connection with the SEQUINS. Further, Citigroup Funding expects to hedge its obligations under the SEQUINS through the trading of the Underlying Stock, or other instruments, such as options, swaps or futures, based upon the Underlying Stock, by one or more of its affiliates. Each of Citigroup Funding’s or its affiliates hedging activities and Citigroup Global Markets’ role as the Calculation Agent for the SEQUINS may result in a conflict of interest

POTENTIAL SEQUINS INVESTORS

•	Traditional equity buyers seeking increased yield
•	Investors in non-principal protected convertible securities
•	Investors who already own the Underlying Stock but desire an alternative risk/return profile

BENEFITS OF SEQUINS

•	Current Income The SEQUINS pay a quarterly interest rate with a yield set at a rate that is higher than the dividend yield currently paid by the Underlying Stock on which the SEQUINS are based and the rate that would be paid on a conventional debt security with the same maturity issued by Citigroup Funding.

•	Appreciation Up to Call Price If Citigroup Funding does not call the SEQUINS and the trading price of the Underlying Stock at maturity is greater than its Initial Share Price, the value of the Underlying Stock you receive at maturity will be greater than your initial investment (although you should not expect to obtain a total yield of more than 12% per annum (compounded annually) due to Citigroup Funding’s right to call the SEQUINS).

•	Relative Stability The SEQUINS may be a less volatile investment than a direct investment in the Underlying Stock because the yield will provide some cushion for the investor against downward price movements in the common stock.

KEY RISK CONSIDERATIONS FOR SEQUINS

An investment in SEQUINS involves significant risks. While some of the risk considerations are summarized below, please review the Prospectus Supplement of the particular offering for a full discussion of the risks.

•   Potential for Loss The maturity payment on the SEQUINS will depend on the price of the Underlying Stock at maturity. If the price of the Underlying Stock at maturity is less than the Initial Share Price, and the SEQUINS have not been called, the value of the shares of the Underlying Stock will be less than the initial investment in the SEQUINS and could be zero.

•   Appreciation May Be Limited The SEQUINS are callable by Citigroup Funding, in its sole discretion, at any time beginning approximately six months after the Pricing Date up to one business day before the Maturity Date. If Citigroup Funding exercises its right to call the SEQUINS, you will receive a call price in cash in an amount that, together with all other payments made on the SEQUINS from the Issue Date up to and including the call date, will provide a yield to call of 12% per annum (compounded annually). Therefore, the return on the SEQUINS may be less than the return on a similar security that allows you to participate more fully in the appreciation of the price of the Underlying Stock or on a direct investment in the Underlying Stock, because the amount you receive if Citigroup Funding calls the SEQUINS will never result in a total yield to call of more than 12% per annum (compounded annually).

•   Relationship to the Underlying Stock You will have no rights against the issuer of the Underlying Stock even though the market value of the SEQUINS and the maturity payment if Citigroup Funding does not call the SEQUINS depend on the price of the Underlying Stock. The issuer of the Underlying Stock is not involved in the offering of the SEQUINS and has no obligations relating to the SEQUINS. In addition, you will have no voting rights and will not receive any dividend or other distributions, if any, with respect to the Underlying Stock unless and until shares of the Underlying Stock are distributed at maturity, if applicable.

•   Potential for a Lower Comparable Yield If the price of the Underlying Stock declines during the term of the SEQUINS and the SEQUINS have not been called and the value of the Underlying Stock at maturity is less than the Initial Share Price, which will result in you receiving shares of the Underlying Stock with a value at maturity that is less than the principal amount of your SEQUINS, the effective yield on the SEQUINS may be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity.

•   Other Considerations SEQUINS will be listed on a major exchange, but there can be no guarantee of liquidity in the secondary market. Due to, among other things, changes in the price of and the dividend yield on the Underlying Stock, interest rates, other economic conditions and Citigroup Funding Inc.’s and Citigroup’s perceived creditworthiness, the SEQUINS may trade, if at all, at prices below their initial issue price and investors could receive substantially less than the amount of their original investment if they sell their SEQUINS prior to maturity. The SEQUINS are subject to the credit risk of Citigroup, Citigroup Funding’s parent company and the guarantor of the payments due on the SEQUINS.

If you’d like more information about SEQUINS, or to find out about specific investments that may currently be available, contact your Financial Advisor.

NO ERISA SALES

The purchase of the SEQUINS by employee benefit plans that are subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), entities the assets of which are deemed to constitute assets of such plans, and government or other plans subject to laws substantially similar to ERISA is NOT permitted.

IRA SALES CONSIDERATIONS

Individual retirement accounts, individual retirement annuities and Keogh plans will be permitted to purchase or hold the SEQUINS as long as (1) no Citigroup Global Markets Inc. affiliate or employee manages the account or provides advice to the account that serves as a primary basis for the account’s decision to purchase or hold the SEQUINS, (2) if the account is owned by a Citigroup Global Markets Inc. employee, the employee does not receive any compensation as an employee (such as, for example, an addition to bonus) based on the purchase of SEQUINS by his/her account, and (3) any SEP, Simple, or Keogh plans that purchase SEQUINS cover only owners and not employees.

OTHER SALES CONSIDERATIONS

The purchase of the SEQUINS by or on behalf of client accounts over which Citigroup or its affiliates have investment discretion is NOT permitted.

As with all investments, this product involves certain risks and may not be suitable for every investor. A prospectus supplement describing the terms and characteristics of a specific SEQUINS has been prepared by Citigroup Funding Inc. and is available from your broker or the Exchange. It is recommended that you obtain and review this prospectus supplement before purchasing any specific SEQUINS. Citigroup Global Markets Inc. does not give legal or tax advice. Please speak to your legal or tax professional for such guidance.

SEQUINSsm is a service mark of Citigroup Global Markets Inc.

©2006 Citigroup Global Markets Inc. Member SIPC. Smith Barney is a division and service mark of Citigroup Global Markets Inc. and its affiliates and is used and registered throughout the world. CITIGROUP and the Umbrella Device are trademarks and service marks of Citicorp or its affiliates and are used and registered throughout the world.

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